SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                For May 13, 2004

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.




             Form 20-F       X            Form 40-F
                        ------------                  -----------



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.




                 Yes                           No          X
                        ----------                    ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This Report contains a copy of the following:

(1) The Press Release issued on May 13, 2004









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                                                                [ING GROUP LOGO]
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PRESS RELEASE
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Amsterdam o 13 May 2004


ING GROUP FIRST-QUARTER OPERATING NET PROFIT RISES 32%
STRONG BANKING RESULTS CONTINUE TO DRIVE PROFIT GROWTH

o OPERATING NET PROFIT RISES 32.0% TO EUR 1,191 MILLION (EUR 0.57 PER SHARE)
o OPERATING NET PROFIT FROM BANKING JUMPS 65.1% TO EUR 657 MILLION
o OPERATING NET PROFIT FROM INSURANCE RISES 6.0% TO EUR 534 MILLION
o NET PROFIT INCREASES TO EUR 1,202 MILLION (EUR 0.57 PER SHARE)
o DEBT/EQUITY RATIO OF ING GROEP NV IMPROVES TO 13.3% FROM 14.4% AT YEAR-END
  2003

CHAIRMAN'S STATEMENT
"ING made a strong start to the year, driven mainly by an excellent performance at our banking businesses. Insurance performance also improved," said Michel Tilmant, chairman of the Executive Board. "The operating net profit from banking reached an all-time high in the first quarter, thanks to strong revenue growth at almost all business units, especially from ING Direct and the financial markets activities. Risk costs also showed a marked decline, falling well below long-term average levels in the first quarter."

"Operating net profit from insurance gained, although the increase in profit before tax was tempered by higher taxes. Life premium income showed a solid increase, especially in the U.S. and the growth markets of Asia. Profit from ING's insurance business in the U.S. improved as a result of a sharp decline in credit losses and continued focus on profitable sales growth from core products. Profit from non-life insurance was strong, thanks to a favourable claims environment," Mr. Tilmant said.

"ING will not give an outlook for full-year profit," Mr. Tilmant said. "We see signs of improvement in the major economies where ING is active, although Europe is lagging behind. Risk costs and credit losses are going down, and were exceptionally low in the first quarter. However, the performance of the major stock markets is still uncertain for this year. The low interest-rate environment continues to affect some of our businesses. A sharp increase would also create its own challenges."

"In the year ahead, we will strive for excellence in service to all our customers, and invest further in growth markets to secure ING's future. We will actively manage our capital, committing funds to those markets and businesses that provide superior returns for shareholders. ING will continue to focus on improving its operational performance through strict cost control and risk management," Mr. Tilmant said.

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                ALL FIGURES COMPARE FIRST QUARTER 2004 WITH FIRST QUARTER 2003 UNLESS OTHERWISE STATED.
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Please refer to www.ing.com/group `press room' or `investor relations' for additional information on the first-quarter results
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
PRESS CONFERENCE ON 13 MAY 2004 AT 10.00 AM CET, AT ING         ANALYST CONFERENCE CALL ON 14 MAY 2004 AT 3.30 PM CET
HOUSE, AMSTELVEENSEWEG 500, AMSTERDAM                           Listen in via:
                                                                o        The Netherlands: +31 45 631 6910
Live webcast via a direct link at www.ing.com/group             o        United Kingdom: +44 20 8515 2312
                                                                o        North America: +1 303 262 2130
Press presentation available at                                 Live webcast via a direct link at www.ing.com/group
http://press.ing.comhttp://press.ing.com/                       Analyst presentation available via
                                                                http://investors.ing.comhttp://www.ing.com/group
------------------------------------------------------------------------------------------------------------------------------

MEDIA RELATIONS: +31 20 541 5446             INVESTOR RELATIONS: +31 20 541 5462             INTERNET: www.ing.com/group

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

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

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   TABLE 1. KEY PROFIT AND LOSS FIGURES ING GROUP
                                                                                             %
                                                     1Q           1Q            %    organic**           4Q            %
in EUR x million                                   2004         2003       change       change         2003       change
-------------------------------------------------------------------------------------------------------------------------
  Operating net profit*
  - insurance operations                            534          504          6.0          6.9          698        -23.5
  - banking operations                              657          398         65.1         60.0          343         91.5
                                                  -----         ----                                  -----
  Operating net profit*                           1,191          902         32.0         32.3        1,041         14.4
  Capital gains/neg. value adj. shares               11         -735                                     -5
                                                  -----         ----                                  -----
  Net profit                                      1,202          167                                  1,036         16.0

  Total operating income                         17,296       16,657          3.8         11.2       16,705          3.5
  - insurance operations                         14,062       13,777          2.1         10.8       13,826          1.7
  - banking operations                            3,267        2,891         13.0         13.9        2,984          9.5

  Total operating expenses                        3,261        3,159          3.2          7.5        3,531         -7.6
  - insurance operations                          1,142        1,189         -4.0          4.4        1,339        -14.7
  - banking operations                            2,119        1,970          7.6          9.2        2,192         -3.3
  in EUR
  Operating net profit* per share                  0.57         0.46         24.6         24.9         0.50         14.0
  Net profit per share                             0.57         0.08                                   0.50         14.0
-------------------------------------------------------------------------------------------------------------------------

* Operating net profit =net profit excluding realised capital gains/ losses on shares and negative revaluation reserve shares in 1Q2003
** Organic = excluding currency-rate differences and acquisitions/divestments

ING Group posted an operating net profit of EUR 1,191 million in the first quarter, an increase of 32.0% from the same period a year earlier. Profit growth was driven by a 65.1% jump in operating net profit at ING's banking operations, boosted by higher income as well as lower risk costs. Operating profit before tax from ING's insurance business increased 28.9%, supported by good life results in the U.S. and Asia, and strong non-life earnings from the Netherlands, Canada and Australia. Due to a sizeable tax benefit in the first quarter of 2003, operating net profit from insurance increased 6.0%.

Operating net profit per share rose 24.6% to EUR 0.57 from EUR 0.46 in the first quarter of 2003. The increase in earnings per share lagged the growth in total operating net profit due to a 6.3% increase in the average number of shares outstanding as the final dividend for 2002 and the interim dividend for 2003 were fully funded with stock.

Net profit increased to EUR 1,202 million from EUR 167 million in the first quarter of 2003, when net profit included a charge of EUR 735 million to cover a negative balance in the revaluation reserve for shares. As stock markets recovered in 2003 the reserve had a positive balance at the close of each subsequent quarter, and at the end of March 2004, the reserve was EUR 1,310 million. In the first quarter of 2004, net profit included EUR 11 million from realised gains on the sale of shares.

Compared with the fourth quarter of 2003, operating net profit increased 14.4% from EUR 1,041 million and total net profit increased 16.0% from EUR 1,036 million. Profit growth was driven entirely by the banking business, which posted a 91.5% increase in operating net profit as a result of higher income and lower loan losses. Expenses at the banking businesses also declined from an exceptionally high level in the fourth quarter of 2003, when an extra charge

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was taken to accelerate the depreciation of capitalised software. Operating net profit from insurance declined 23.5%, mainly as a result of one-off items in the fourth quarter of 2003, including the release of a catastrophe provision, gains from the sale of Sviluppo and Seguros Bital, and exceptionally high gains on real estate. Excluding those items, operating net profit rose 26.8%.













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INCOME
Total operating income increased 3.8% to EUR 17,296 million, driven by a 13.0% increase in operating income from the banking activities, notably ING Direct and the financial markets activities. Higher interest income, commission and other income contributed to this growth. Operating income from insurance increased 2.1%. Strong growth in premium income from life insurance, especially in the U.S. and Asia/Pacific was partially offset by currency fluctuations. Excluding currency effects, acquisitions and divestments, operating income from insurance increased 10.8% and total operating income climbed 11.2%.

EXPENSES
Total operating expenses rose 3.2% to EUR 3,261 million in the first quarter of 2004 and increased 7.5% organically. Strict cost control at ING's businesses in mature markets was offset by higher expenses to support the growth of ING Direct, as well as costs linked to the sale of ING's Asian cash equities business and investments to improve efficiency and reduce backlogs at the Dutch life insurance operations.

The cost/income ratio for ING's banking operations was 64.9% in the first quarter, a strong improvement compared with both the first quarter of 2003 (68.1%) and the full-year 2003 (70.1%). Expenses from insurance increased organically. However costs as a percentage of assets under management for investment products declined 2 basis points to 0.79%, mainly as a result of growth in managed funds. Expenses as a percentage of premiums for other life insurance products declined 1.15%-point to 11.55% as a result of lower costs and higher premiums. The combined ratio for ING's non-life insurance business improved strongly to 89% from 97% in the first quarter of 2003, due to lower claims while the expense ratio remained unchanged at 22%.

The total number of staff (full-time equivalents) fell by 1,435 to 112,900 at the end of March 2004 from 114,335 at the end of 2003. The decrease was due primarily to the run-off of ING's insurance business in Argentina, the sale of a unit in Indonesia, restructuring at ING BHF-Bank and the sales of the Asian cash equities business and Baring Private Equity Partners.

TAX
The effective tax rate increased to 29.6% in the first quarter of 2004 compared with 19.4% in the first three months of 2003, due to higher taxes in both the insurance and banking operations. The tax rate for insurance increased due to the impact of a sizeable deferred tax benefit in the Netherlands in the first quarter of 2003, and lower tax-free dividend income and a greater share of profits with a higher tax burden in the first quarter of 2004. The tax rate for the banking operations increased mainly due to incidentally higher taxes at ING Belgium.

OPERATING PROFIT BEFORE TAX
Total operating profit before tax rose 49.0% from EUR 1,208 million in the first three months of 2003 to EUR 1,800 million in the first quarter of 2004. Operating profit before tax from insurance rose 28.9% to EUR 789 million, while operating profit before tax from banking increased 69.6% to EUR 1,011 million.

ONE-OFF ITEMS
One-off items in the first quarter of 2004 amounted to EUR -84 million before tax (EUR -54 million after tax) in the banking operations from a book loss and costs related to the sale of the Asian cash equities business. In the first three months of 2003 there were no one-off items.

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CURRENCY FLUCTUATIONS
A small negative impact from the weakening of most currencies against the euro was more than offset by a gain of EUR 52 million after tax from the US dollar hedge. That compares with a EUR 24 million gain on the hedge in the same period last year. Including the mitigating effect from the hedge in both periods, exchange rates had a positive net impact of EUR 11 million on first-quarter profit. ING has hedged the expected profits in US dollar and dollar-linked currencies for 2004. Based on a change in ING's view on the longer run development of the euro/dollar exchange rate, it was recently decided to unwind the hedges with respect to the 2005 results.

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TABLE 2. KEY BALANCE-SHEET FIGURES ING GROUP
                                        31 MARCH       31 December             %
In EUR x billion                            2004              2003        change
--------------------------------------------------------------------------------
Shareholders' equity                        22.9              21.3           7.3
- insurance operations                      12.8              12.0           6.7
- banking operations                        17.4              16.7           4.2
- eliminations*                             -7.3              -7.4

Total assets                               830.0             778.8           6.6

Operating net return on equity             21.8%             21.5%
- insurance operations                     17.2%             22.7%
- banking operations                       18.1%             11.1%

Total assets under management              487.8             462.7           5.4
--------------------------------------------------------------------------------
* Own shares, subordinated loans, third-party interests, debenture loans and other eliminations.

SHAREHOLDERS' EQUITY
On 31 March 2004, shareholders' equity amounted to EUR 22.9 billion, an increase of EUR 1.6 billion, or 7.3%, compared with year-end 2003. The first-quarter net profit added EUR 1.2 billion to shareholders' equity and revaluations accounted for an increase of EUR 0.3 billion. Shareholders' equity per share increased to EUR 10.82 from EUR 10.08 at the end of 2003.

CAPITAL RATIOS
The capital coverage ratio for ING's insurance operations increased to 184% of regulatory requirements at the end of the first quarter, compared with 180% at year-end 2003. The Tier-1 ratio of the banking business stood at 7.52% on 31 March compared with 7.59% at the end of 2003. The debt/equity ratio of ING Groep NV improved to 13.3% from 14.4% at end 2003.

RETURN ON EQUITY
The operating net return on equity increased from 21.5% for the full year 2003 to 21.8% in the first quarter of 2004. The return on equity of the insurance operations was 17.2% against 22.7% for the full year 2003. That was partly due to an increase in the average shareholders' equity from EUR 11.0 billion to EUR
12.4 billion in the first quarter because of retained profits and a higher revaluation reserve shares. The return on equity of the banking operations increased to 18.1% from 11.1% in the full year 2003. The risk-adjusted return on capital (RAROC) of ING's banking operations improved significantly to 25.9% from 17.0% in full-year 2003 (pre-tax). The wholesale banking activities performed above ING's hurdles with a pre-tax RAROC of 22.3%.

ASSETS UNDER MANAGEMENT

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Assets under management increased 5.4% from EUR 462.7 billion at the end of 2003 to EUR 487.8 billion at the end of March 2004. The increase was the result of a net inflow (+EUR 9.0 billion), higher stock markets (+EUR 8.9 billion), currency rate differences (+EUR 9.2 billion) and divestments (-EUR 2.0 billion), including the deconsolidation of Baring Private Equity Partners.

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OPERATING NET PROFIT FROM INSURANCE RISES 6.0% TO EUR 534 MILLION

o OPERATING PROFIT BEFORE TAX FROM INSURANCE INCREASES 28.9%
o PREMIUM INCOME RISES 12.2% ORGANICALLY, LED BY US AND ASIA
o INTERNAL RATE OF RETURN ON NEW BUSINESS RISES TO 11.7%

Operating net profit of the insurance operations increased 6.0% to EUR 534 million in the first quarter of 2004. Strong results from both life and non-life insurance were offset in part by higher taxes. The effective tax rate increased from 14.5% in the first quarter of 2003 to 29.2% in the first quarter of 2004, mainly due to the impact of a deferred tax benefit in the Netherlands in the first quarter of 2003, lower tax-free dividend income and a higher share of profits from businesses with a higher tax burden (e.g. the US life business) in the first quarter of 2004. Operating profit before tax from insurance rose 28.9% to EUR 789 million.

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TABLE 3. PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX OF THE INSURANCE
OPERATIONS
                                    1Q          1Q           %        % organic*
in EUR x million                  2004        2003      change            change
--------------------------------------------------------------------------------
PREMIUM INCOME**                11,366      10,980         3.5              12.2
Life insurance                   9,234       8,789         5.1              14.2
Non-life insurance               2,132       2,191        -2.7               4.0

OPERATING PROFIT BEFORE TAX        789         612        28.9              33.7
Life insurance                     562         445        26.3              29.5
Non-life insurance                 227         167        35.9              43.7
--------------------------------------------------------------------------------
*  Organic = excluding currency rate differences and acquisitions/divestments
** Premium income has been adjusted to exclude Guaranteed Investment Contracts
(GICs) in line with international practice

Life insurance profit before tax increased 26.3% to EUR 562 million, driven by profit growth in the US and Asia/Pacific. In the US, higher stock markets resulted in higher fee income, while credit-related investment losses on the fixed-income portfolio were negligible. Strong sales volume and continued focus on profitable sales growth also contributed to an improved performance from the US life business. In Asia/Pacific, high sales and a favourable claims experience had a positive impact on results. Results in the Netherlands were under pressure mainly because of higher expenses related to the improvement of service and clearing backlogs, though the internal rate of return on new business showed a marked improvement.

Non-life insurance profit before tax increased 35.9% to EUR 227 million, mainly as a result of a favourable claims experience. The combined ratio from ING's non-life insurance units improved to 89% compared with 97% in the first quarter of 2003. Results from Canada, the Netherlands and Australia improved strongly, particularly from motor and fire insurance.

PREMIUM INCOME
Total premiums increased 3.5% to EUR 11,366 million. Strong growth in life premiums from the US and Asia/Pacific was partially offset by the depreciation of most currencies against the euro. Excluding the impact of currencies and acquisitions or divestments, the organic increase in total premium income was 12.2%. In the U.S., insurance premiums increased 22.9% at constant currency rates, while the fast-growing markets in Asia posted a 26.8% increase in premiums in local currencies. Life premiums in the Netherlands fell 0.7%. Starting from the first quarter of 2004, Guaranteed Investment Contracts (GICs) are no longer included in premium income and underwriting expenditure, to bring reporting into line with practice at other insurers. Figures in the corresponding periods have been adjusted accordingly. In the first quarter, EUR 1,179 million in GICs were received, compared with EUR 1,570 million in the first quarter of 2003.

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EXPENSES
Operating expenses from ING's insurance businesses declined 4.0% to EUR 1,142 million, due in part to the depreciation of many currencies against the euro. Organically, operating expenses increased 4.4%, mainly because of higher expenses to clear backlogs and improve service at the Dutch life insurance unit, as well as higher expenses resulting from increased sales in the US and higher costs to support the growth of insurance activities in developing markets.

Expenses as a percentage of assets under management for investment products declined 2 basis points compared with full-year 2003 to 0.79%. Expenses as a percentage of premiums for other life insurance products fell to 11.55% in the first quarter, compared with 12.70% for full-year 2003. The expense ratio for non-life insurance was unchanged at 22%.

CREDIT-RELATED LOSSES
Credit-related investment losses dropped to EUR 9 million, or 3 basis points of total fixed interest securities, compared with EUR 103 million, or 31 basis points, in the first quarter last year.

CURRENCY RATES AND ONE-OFF ITEMS
Exchange rate differences at the insurance business had a positive net impact of EUR 25 million before tax and EUR 17 million after tax, including the effect of the dollar hedge. There were no one-off items included in the insurance results in the first quarter of 2004 or in the corresponding quarter of 2003.

CAPITAL BASE
At the end of March 2004, the capital base of ING Verzekeringen NV was EUR 16.6 billion, or 184% of the legally required level of EUR 9.0 billion. The debt/equity ratio of ING Verzekeringen NV deteriorated slightly from 19.8% at the end of 2003 to 20.2% at the end of March 2004.

GEOGRAPHICAL BREAKDOWN INSURANCE OPERATIONS

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TABLE 4. GEOGRAPHICAL BREAKDOWN OF PREMIUM INCOME AND OPERATING PROFIT BEFORE TAX FROM INSURANCE OPERATIONS
                                       PREMIUM INCOME                           OPERATING PROFIT BEFORE TAX
                               1Q         1Q           %   % organic          1Q          1Q           %   % organic
in EUR x million             2004       2003      change      change        2004        2003      change      change
---------------------------------------------------------------------------------------------------------------------
The Netherlands             2,555      2,577        -0.9        -0.9         329         336        -2.1         2,8
Belgium                       665        759       -12.4       -12.4          33          23        43.5        43.5
Rest of Europe                323        344        -6.1         4.3          47          40        17.5        23.7
North America               5,194      4,880         6.4        22.6         276         167        65.3       101.5
Latin America*                550        658       -16.4        -4.5          65          74       -12.2         4.8
Asia                        1,709      1,473        16.0        26.8          70          46        52.2        70.7
Australia                     366        334         9.6        -1.6          52          26       100.0        85.7
Other                           4        -45                               -83**      -100**
                           ------     ------                         -     -----      ------
TOTAL                      11,366     10,980         3.5        12.2         789         612        28.9        33.7
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
* Latin America = South America, including Mexico.
** Other: Since January 2004 Other includes interest on core debt and result on USD hedge. The corresponding figures have been adjusted.

THE NETHERLANDS
Operating profit before tax from the Netherlands declined 2.1% to EUR 329 million, mainly due to an increase in operating expenses at the Dutch life insurance business due to higher

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pension costs and additional expenses to improve the quality of service and reduce backlogs. Life insurance profit before tax in the Netherlands declined 7.0% to EUR 254 million, while life premiums fell 0.7% to EUR 1,663 million, mainly due to lower sales of individual single-premium products.

However, the internal rate of return on new business improved strongly to 12.4% compared with 8.0% in 2003.

Profit before tax from the Dutch non-life business increased 19.0% to EUR 75 million. Results from Fire and Miscellaneous, which includes personal liability and surety insurance, increased strongly, mainly due to an improved claims ratio. The results from motor insurance showed moderate growth, while results from Loss of Income/Accident decreased, mainly due to the release of a redundant insurance provision in the first quarter of 2003. Non-life premiums fell 1.2% to EUR 892 million, mainly due to lower Motor and Loss of Income/Accident sales.

BELGIUM
Operating profit before tax from the Belgian insurance business increased 43.5% to EUR 33 million. Profit from life insurance was up EUR 6 million (+31.6%) to EUR 25 million. Life premiums in Belgium, including Luxembourg, fell 15.2% to EUR 562 million due to exceptionally high sales of single individual life products in the first quarter of 2003. Non-life profit before tax doubled to EUR 8 million, thanks to a continued improvement in the claims experience.

REST OF EUROPE
Operating profit before tax from the insurance units in the rest of Europe increased 17.5% to EUR 47 million, driven by higher results in Poland and Hungary. Life profit before tax increased 15.4% to EUR 45 million, while life premium income in local currencies grew 3.8% to EUR 310 million, driven mainly by strong growth in the pension business in the Czech Republic and a moderate increase in other Central European countries. Non-life profit before tax amounted to EUR 2 million in the first quarter of 2004, EUR 1 million higher than the same period last year.

UNITED STATES
The US businesses reported operating profit before tax of EUR 220 million for the first quarter of 2004, up 45.7% from the same period last year and an organic increase of 75.8%. Results were attributable to strong premium growth in annuities, retirement services and life along with lower credit losses and higher assets under management, which were supported by improved equity markets. Continued sales growth supported a 22.9% organic increase in gross premiums (excluding guaranteed investment contracts), which reached EUR 4,749 million. Fixed and variable annuity premiums posted organic increases of 61.0% and 56.6% respectively, while retirement services and life increased 11.3% and 12.0% respectively. Returns also improved as a result of continued focus on profitable sales growth. The internal rate of return in US dollars rose to 10.4% for the first quarter compared with 9.9% for the full year 2003. Results were partially offset by higher expenses, which increased 6.0% organically, in line with production growth.

Composite margins after credit losses increased to 1.44% in the first quarter of 2004 from 1.17% in the fourth quarter of 2003, primarily as a result of rate-crediting actions, the impact of which amounted to 24 basis points. Yields on mortgage-backed securities, which represent 18% of the assets supporting composite margin products, improved 25 basis points to 5.11% in the first quarter compared with the fourth quarter of 2003.

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Starting 1 January 2004, ING adopted the US GAAP accounting standard "Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" for both its Dutch and US accounting. SOP 03-1 requires the establishment of benefit reserves for annuity contracts, such as guaranteed minimum death benefits, and the timing of profit recognition of universal life contracts. ING already held adequate reserves for guaranteed minimum death benefits with variable annuities, so the impact for ING mainly relates to the timing of the profit recognition in universal life contracts in the US. This accounting change resulted in an EUR 45 million after-tax reduction in shareholders' equity.

CANADA
Operating profit before tax from Canada increased to EUR 56 million in the first quarter from EUR 14 million in the year-earlier period, mainly as a result of favourable underwriting results. Lower claims and a milder winter coupled with premium growth enhanced results and delivered a record low combined ratio of 92.3% versus 106.7% reported for same period in 2003.

LATIN AMERICA
The operating profit before tax from insurance in Latin America declined 12.2% to EUR 65 million, as a result of the decline of many currencies against the euro and the sale of the Seguros Bital joint venture in 2003. Organically, operating profit before tax increased 4.8%. Favourable claims experience in Mexico's motor business was softened by lower premiums.

ASIA
Operating profit before tax from Asia increased 52.2% to EUR 70 million in the first quarter, boosted mainly by the life insurance businesses in South Korea and Japan. In local currencies, profit increased 70.7%. Across Asia, profits were driven by higher premium volumes, favourable claims experience and continued emphasis on controlling costs. Premium income rose 16.0% (26.8% in local currencies) fuelled by South Korea and Japan, where premiums increased 50.8% and 32.5% respectively in local currency terms. Operating expenses declined 11.3% (2.4% in local currencies). Profit in Taiwan declined as ING doubled the reserve strengthening for the low interest rate environment to EUR 25 million in the first quarter. The increase is due to the continuing volatility of interest rates in the low interest rate environment. Taiwan increased its focus on selling investment-linked products, which amounted to 47% of new business premium income. In the developing markets businesses of China, India and Thailand, premium income increased by 64%, 405% and 54% respectively in local currencies. The value of new business climbed 14.5% to EUR 70 million compared with one-quarter of the full-year production in 2003.

AUSTRALIA
Operating profit before tax from Australia doubled in the first quarter to EUR 52 million. ING's non-life insurance joint venture with QBE continued to benefit from favourable premium rates, while claims experience was positively impacted by the absence of major bush-fires and storms, which affected results in the first quarter of 2003. The Australian life and fund management joint venture with ANZ showed strong profit growth due to improved capital investment earnings and continued expense control, which offset the effects of a net funds outflow.

VALUE OF NEW BUSINESS OF ING'S LIFE INSURANCE OPERATIONS

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The value of new life business written in the first quarter of 2004 was EUR 157 million, which is 43% higher than one-fourth of the total 2003 new business value, or EUR 110 million. The increase is primarily due to higher sales and a more profitable product mix. The US and Asia in particular showed significant increases in sales, which positively impacted new business value. The Netherlands increased more than six-fold to EUR 17.4 million, due to adjusted pricing. Latin America showed a large increase due to the inclusion of the pension business for the first time.

The internal rate of return for the new business written in the first three months of 2004 is 11.7%. This compares to an overall return of 10.9% for 2003. The reported internal rates of return are consistent with the 7.5% discount rate in the Netherlands. The after-tax acquisition expense overrun deducted from the value of new business for the first three months of 2004 is EUR 15.8 million compared with EUR 19.5 million for one-quarter of the 2003 overrun.





                                  Page 13 of 33
--------------------------------------------------------------------------------

BANKING PROFITS RISE 65.1% TO ALL-TIME HIGH OF EUR 657 MILLION

o OPERATING INCOME FROM BANKING RISES 13.0%, LED BY ING DIRECT AND FINANCIAL MARKETS
o LOAN LOSS PROVISIONING DROPS TO EUR 137 MILLION FROM EUR 325 MILLION
o RAROC RISES TO 25.9% AND WHOLESALE BANKING PASSES HURDLE WITH RAROC OF 22.3%

Operating net profit of the banking operations rose 65.1% to an all-time high of EUR 657 million in the first quarter, supported by strong growth in income, a sharp reduction in risk costs, and good cost control.

--------------------------------------------------------------------------------
TABLE 5. OPERATING PROFIT BEFORE TAX OF THE BANKING OPERATIONS
                                                       1Q        1Q           %
in EUR x million                                     2004      2003      change
--------------------------------------------------------------------------------

Interest result                                     2,163     1,969         9.9
Income from securities and participating interests     42         0        n.a.
Commission                                            710       597        18.9
Results from financial transactions                   232       234        -0.9
Other results                                         120        91        31.9
                                                    -----     -----
TOTAL INCOME                                        3,267     2,891        13.0

Personnel expenses                                  1,189     1,153         3.1
Other expenses                                        930       817        13.8
                                                    -----     -----
TOTAL OPERATING EXPENSES                            2,119     1,970         7.6

GROSS RESULT                                        1,148       921        24.6
Additions to the provision for loan losses            137       325       -57.8
                                                    -----     -----
OPERATING PROFIT BEFORE TAX                         1,011       596        69.6

COST/INCOME RATIO                                   64.9%     68.1%
--------------------------------------------------------------------------------

Operating profit before tax from the banking operations rose 69.6% to EUR 1,011 million. Additions to provisions for loan losses declined sharply from EUR 325 million in the first quarter of 2003 to EUR 137 million in the same quarter this year. The gross result increased 24.6%. Total income rose 13.0% to EUR 3,267 million, with almost all income lines contributing to the increase. The interest result rose 9.9% as a result of higher volumes, notably at ING Direct, and a slightly higher interest margin in the Netherlands. Commission and other results rose 18.9% and 31.9% respectively. Income from securities and participating interests increased despite a loss of EUR 42 million booked on the sale of the Asian cash equities business. Results from financial transactions were negatively impacted by a EUR 48 million loss taken by Postbank in the first quarter to compensate customers for a disappointing return on investments related to the unit-linked mortgage `MeerWaardehypotheek'. Total operating expenses rose 7.6%, mainly due to the expansion of ING Direct and EUR 42 million in costs from the sale of the Asian equities unit.

Almost all banking units reported higher results. Operating profit before tax from ING Direct rose from EUR 7 million in the first quarter of 2003 to EUR 77 million in the first three months of 2004. ING BHF-Bank in Germany returned to profit after a number of loss-making quarters. ING Belgium and ING Bank Netherlands reported substantially higher earnings and the international wholesale banking units posted a solid increase, supported by strong financial markets results.

FIRST QUARTER 2004 VERSUS FOURTH QUARTER 2003

                                  Page 14 of 33
--------------------------------------------------------------------------------

Compared with the fourth quarter of 2003, operating net profit from banking increased 91.5% from EUR 343 million to EUR 657 million. Operating profit before tax nearly doubled from EUR 522 million in the fourth quarter to EUR 1,011 million in the first three months of 2004. Almost all business units contributed to the increase. Total income increased by EUR 283 million on the back of a strong recovery of the results from financial transactions. The interest result rose by EUR 107 million. Total operating expenses decreased by EUR 73 million despite the EUR 42 million one-off expenses related to the sale of the Asian cash equities business. It should be mentioned that operating expenses in the fourth quarter of 2003 were high due in part to the accelerated depreciation of capitalised software. The addition to the provision for loan losses fell from EUR 270 million in the fourth quarter of 2003 to EUR 137 million in the first quarter.

INTEREST RESULT
The interest result increased substantially by EUR 194 million, or 9.9%, to EUR 2,163 million, due to a higher average balance sheet total, notably caused by the continued strong growth of ING Direct. In the Netherlands, the interest margin improved by 1 basis point to 2.03%, mainly due to higher product margins. The total interest margin decreased by 7 basis points to 1.56%. This is fully attributable to the increased share of the balance sheet total from outside the Netherlands, where interest margins are lower (mainly triggered by ING Direct, which has an interest margin of approximately 1%). Compared with the fourth quarter of 2003 the total interest margin improved by 4 basis points.

Bank lending was up EUR 8.8 billion, or 3.0%, at the end of March compared with year-end 2003. At constant exchange rates the increase was 2.3%. Corporate lending rose by EUR 3.5 billion, while personal lending increased by EUR 5.4 billion. The growth in personal lending was almost entirely from growth in residential mortgages (+EUR 5.1 billion, of which EUR 2.9 billion was from ING Direct).

Funds entrusted to and debt securities of the banking operations rose by EUR
24.0 billion, or 6.4%, to EUR 401.8 billion at the end of March 2004, caused to a large extent by the continued strong growth of ING Direct.

INCOME FROM SECURITIES AND PARTICIPATING INTERESTS
Total income from securities and participating interests increased from nil in the first quarter 2003 to EUR 42 million in the same quarter of 2004, despite a one-off loss of EUR 42 million caused by the discount to net asset value on the sale of the Asian cash equities business to Macquarie Bank.

--------------------------------------------------------------------------------
   TABLE 6. COMMISSION

                                         1Q                1Q                  %
   In EUR x million                    2004              2003             change
--------------------------------------------------------------------------------
   Funds transfer                       149               148                0.7
   Securities business                  219               149               47.0
   Insurance broking                     42                37               13.5
   Management fees                      185               146               26.7
   Brokerage and advisory fees           27                43              -37.2
   Other                                 88                74               18.9
                                         --                --
   TOTAL                                710               597               18.9
--------------------------------------------------------------------------------

COMMISSION

                                  Page 15 of 33
--------------------------------------------------------------------------------

Total commission income increased 18.9% to EUR 710 million. Commission from securities rose 47.0% due to higher activity on the stock markets. Management fees were 26.7% higher, while the brokerage and advisory fees dropped by 37.2%. The increase in commission from insurance broking of 13.5% occurred entirely in the Netherlands. The 18.9% increase in 'other' commission can be mainly attributed to the international wholesale banking units.










                                  Page 16 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   TABLE 7. RESULTS FROM FINANCIAL TRANSACTIONS
                                                   1Q           1Q            %
   in EUR x million                              2004         2003       change
--------------------------------------------------------------------------------
   Result from securities trading portfolio       149          147          1.4
   Result from currency trading portfolio         111           -6         n.a.
   Other results from financial transactions      -28           93         n.a.
                                                  ---          ---

   TOTAL                                          232          234         -0.9
--------------------------------------------------------------------------------

RESULTS FROM FINANCIAL TRANSACTIONS
Results from financial transactions decreased by EUR 2 million (-0.9%). The international wholesale banking units and ING BHF-Bank reported higher results from financial transactions, and ING Belgium matched the high level it reported in the first quarter of 2003. That was offset by the EUR 48 million loss taken by Postbank, which is classified under Other results from financial transactions. Compared with the low results in the fourth quarter of 2003 (EUR 15 million), results from financial transactions improved by EUR 217 million.

OTHER RESULTS
Other results rose 31.9% to EUR 120 million, due in part to higher results from real estate.

TOTAL OPERATING EXPENSES
Total operating expenses increased 7.6% to EUR 2,119 million, due in large part to one-off expenses related to the sale of the Asian cash equities business (EUR 42 million) and continued growth of ING Direct (+EUR 89 million at constant exchange rates). Excluding those factors, currency effects, and the impact of acquisitions and divestments, operating expenses increased by a modest 2.7%. On a comparable basis (i.e. excluding currency effects, acquisitions/divestments, the one-off expenses from the Asian equities sale and ING Direct) personnel expenses increased by 2.3%, largely due to higher bonus accruals. The impact of the collective labour agreement and higher pension costs were more-or-less offset by a reduction of the average headcount by about 2,700, excluding an increase at ING Direct. On the same basis, other operating expenses were 3.3% higher.

COST/INCOME RATIO
The cost/income ratio (operating expenses as a percentage of total income) improved to 64.9% in the first quarter, compared with 68.1% in the first quarter of 2003 and 70.1% for full-year 2003.

ADDITIONS TO THE PROVISION FOR LOAN LOSSES
Total additions to the provision for loan losses amounted to EUR 137 million in the first quarter of 2004, down 57.8% from EUR 325 million in the first quarter of 2003. The addition in the first quarter of 2004 equalled an annualised 22 basis points of average credit risk-weighted assets, which is lower than the statistically expected losses used in the RAROC calculations (approximately 35 basis points). In the full year 2003, the addition to loan loss provisions was 46 basis points of average credit risk-weighted assets.

RISK-ADJUSTED RETURN ON CAPITAL
The Risk-Adjusted Return on Capital (RAROC) is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit-risk provisioning is

                                  Page 17 of 33
--------------------------------------------------------------------------------
replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. From 2004, ING Direct is included in the RAROC calculations and the 2003 figures have been restated.

--------------------------------------------------------------------------------
TABLE 8. RAROC BANKING OPERATIONS
                                        RAROC (PRE-TAX)        ECONOMIC CAPITAL
                                         (in %)               (in EUR x billion)
                              1Q 2004   FY 2003   1Q 2003   1Q 2004     FY 2003
--------------------------------------------------------------------------------
MC Netherlands                   41.2      41.7      38.2       4.6         4.5
MC South West Europe             40.8      20.8      29.8       3.1         3.2
MC Germany                        9.4      -3.6      -0.7       1.3         1.4
MC Central Europe                18.6      10.8      12.9       0.7         0.7
MC UK/Americas/Asia              18.3       5.1       3.1       1.7         1.9
ING Direct                       19.1      12.5       4.8       2.1         1.7
Asset Management                 36.4      44.0      21.5       0.8         0.4
Other                           -73.4     -79.9    -116.1       0.7         0.7
TOTAL BANKING OPERATIONS         25.9      17.0      17.5      15.0        14.5

Wholesale                        22.3      12.5      16.4      10.1        10.0
Retail                           33.3      27.0      20.5       4.9         4.5
--------------------------------------------------------------------------------

The total pre-tax RAROC of ING's banking operations was 25.9%, a strong improvement from both the first quarter of 2003 (17.5%) and the full year 2003 (17.0%). The improvement was due entirely to higher economic returns. MC South West Europe (mainly retail banking), MC Americas and ING Direct reported significantly higher RAROCs. The RAROC of the wholesale activities improved by 5.9%-points to 22.3%, while the strong RAROC of the retail banking activities increased from 20.5% to 33.3%.

CAPITAL ADEQUACY
At the end of March 2004, the Tier-1 ratio of ING Bank NV was 7.52%, a slight decrease of 7 basis points from year-end 2003 (7.59%). The solvency ratio (BIS ratio) fell from 11.34% to 11.23%. The modest deterioration of the ratios was entirely caused by higher risk-weighted assets. Compared with year-end 2003, total risk-weighted assets rose by EUR 10.9 billion, or 4.3%, to EUR 262.2 billion. Almost half of the increase was due to growth of ING Direct.

GEOGRAPHICAL BREAKDOWN BANKING

-----------------------------------------------------------------------------------------------------------------
TABLE 9. GEOGRAPHICAL BREAKDOWN OF OPERATING INCOME AND OPERATING PROFIT BEFORE TAX FROM BANKING ACTIVITIES
                                         OPERATING INCOME                     OPERATING PROFIT BEFORE TAX
in EUR x million                   1Q 2004       1Q 2003      % change       1Q 2004      1Q 2003       % change
-----------------------------------------------------------------------------------------------------------------
The Netherlands                      1,355         1,288           5.2           455          357           27.5
Belgium                                649           588          10.4           286          189           51.3
Rest of Europe                         850           671          26.7           147          -28           n.a.
North America                          252           163          54.6           109           19          473.7
Latin America*                          39            49         -20.4            26           30          -13.3
Asia                                    82           103         -20.4           -35           21           n.a.
Australia                               40            29          37.9            23           12           91.7
Other                                    0             0                           0           -4
                                     -----         -----                       -----          ---
TOTAL                                3,267         2,891          13.0         1,011          596           69.6
-----------------------------------------------------------------------------------------------------------------

* Latin America = South America, including Mexico.

In the Netherlands, operating profit before tax rose 27.5% to EUR 455 million. Total income increased 5.2% despite the EUR 48 million loss taken by Postbank for the unit-linked

                                  Page 18 of 33
--------------------------------------------------------------------------------
mortgage. Operating expenses were 4.7% higher, while risk costs declined significantly, supported by the release of some debtor provisions.

In Belgium operating profit before tax jumped 51.3% to EUR 286 million. Compared with the already high level in the first quarter of 2003, total income rose 10.4% supported by higher revenue from both retail and wholesale banking. Operating expenses declined 3.0%, while risk costs fell to one-third of the level reported in the year-earlier period.

The operational result before tax in the Rest of Europe improved very strongly from a loss of EUR 28 million in the first quarter 2003 to a pre-tax profit of EUR 147 million. Almost all banking units in the region contributed to the improvement. Especially the results of ING Direct, ING BHF-Bank, ING Bank Slaski and the activities of MC South West Europe in the region were significantly better. ING BHF-Bank posted a pre-tax profit after a number of loss-making quarters.

In North America operating profit before tax increased from EUR 19 million to EUR 109 million, mainly caused by higher income. Both the wholesale banking activities and ING Direct contributed to the increase.

In Latin America, operating profit before tax fell 13.3% to EUR 26 million. Lower income and higher expenses were only partly compensated by lower risk costs.

The Asian banking operations posted a loss before tax of EUR 35 million compared with a profit of EUR 21 million in the same period a year earlier. The decrease was caused entirely by the loss on the sale of the Asian cash equities business. Of the total pre-tax loss of EUR 84 million, EUR 74 million was accounted for in Asia and the rest was booked in Rest of Europe and North America.

Australia's operating profit before tax almost doubled to EUR 23 million mainly due to ING Direct.

-----------------------------------------------------------------------------------------------------
TABLE 10. ING DIRECT
                        NUMBER OF CLIENTS (X 1,000)            FUNDS ENTRUSTED (in EUR x billion)
                     31 MARCH           End              %      31 MARCH           End             %
                         2004          2003         change          2004          2003        change
-----------------------------------------------------------------------------------------------------
Canada                    959           905            6.0           7.6           7.0           8.6
Spain                     799           753            6.1           8.4           7.9           6.3
Australia                 777           719            8.1           7.2           6.9           4.3
France                    354           339            4.4           7.9           7.6           3.9
USA                     1,649         1,399           17.9          15.9          12.8          24.2
Italy                     433           379           14.2           9.3           7.6          22.4
UK                        471           305           54.4          17.9          11.5          55.7
Germany                 3,978         3,735            6.5          41.8          38.1           9.7
                        -----         -----                         ----          ----
Total                   9,420         8,534           10.4         116.0          99.4          16.7
-----------------------------------------------------------------------------------------------------

ING DIRECT
ING Direct continued its excellent performance resulting in an operating profit before tax of EUR 77 million, up from EUR 7 million in the first quarter of 2003 and EUR 58 million in the fourth quarter of 2003. The continued strong growth in funds entrusted and number of customers combined with the steep yield curve were the main drivers of this growth. Canada, the US, Spain, Australia and Germany all contributed to the profit, and France broke even for the first time.

                                  Page 19 of 33
--------------------------------------------------------------------------------

ASSET MANAGEMENT OPERATING PROFIT BEFORE TAX RISES 26%

The functional operating profit before tax from asset management activities increased 26.0% to EUR 116 million. This figure is derived by breaking out the asset management profit contribution from the insurance and banking results. The increase was largely due to higher results from the asset management activities in Europe, notably ING Belgium, and the U.S. In the first quarter of 2004, asset management activities accounted for 6.0% of ING's operating profit before tax.

REAL ESTATE
Despite weaker real estate markets, ING Real Estate generated a satisfactory 7% profit growth and profit from the insurance-owned real estate portfolios managed by ING Real Estate increased 11%. In the US, ING Real Estate successfully closed a new fund by raising over USD 1.5 billion in a common share offering. This represents the largest-ever real estate close-end fund. On 5 March, ING Real Estate announced it would make a public offer for all shares in Rodamco Asia NV. The bid was launched on 5 April, and on 6 May ING Real Estate said it would honour the bid after 85.7% of all shares were tendered.

ING INVESTMENT MANAGEMENT
The performance of funds managed by ING Investment Management continued to be satisfactory and improved on all time horizons. On a 5-year basis, 65% of global fund assets were performing above their benchmark. Rating agencies have assigned the highest rating (5 stars) to 18 mutual funds and another 46 funds managed by ING have a 4-star rating. Together, these funds represent a total of EUR 14.7 billion, underlining ING's strong position in the mutual-fund market.

ASSETS UNDER MANAGEMENT
Assets under management increased from EUR 462.7 billion at the end of 2003 to EUR 487.8 billion at the end of March 2004 (+EUR 25.1 billion or +5.4%). Net inflow of EUR 9.0 billion, the effect of higher stock markets (+EUR 8.9 billion) and positive currency rate differences (+EUR 9.2 billion) contributed to this increase. Divestments had a negative impact of EUR 2.0 billion, mainly due to the deconsolidation of Baring Private Equity Partners. All three regional units of ING Investment Management as well as ING Real Estate contributed to the EUR
9.0 billion net inflow.

--------------------------------------------------------------------------------
   TABLE 11. ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
   in EUR x billion           31 MARCH 2004      31 December 2003       % change
--------------------------------------------------------------------------------
   Private clients                    201.7                 187.9            7.3
   Institutional clients              131.1                 125.6            4.4
                                      -----                 -----
   Third parties                      332.8                 313.5            6.2
   Internal clients                   155.0                 149.2            3.9
                                      -----                 -----
   Total                              487.8                 462.7            5.4

   Share of third parties             68.2%                 67.8%
--------------------------------------------------------------------------------

----------------
The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2003 and the change in US GAAP accounting noted on page 7. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic

                                  Page 20 of 33
--------------------------------------------------------------------------------
conditions in ING's core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.











                                  Page 21 of 33
--------------------------------------------------------------------------------

APPENDICES

1.   Key figures
2.   Consolidated profit and loss account
3.   Consolidated balance sheet and changes in shareholders' equity
4.   Condensed consolidated statement of cash flows
5. Additional information: quarterly results, results by Executive Centre, geographical breakdown, realised capital gains on real estate, bank lending and assets under management
6.   Additional information on value of new business at the insurance operations
7.   Consolidated balance sheet ING Verzekeringen N.V.
8.   Consolidated balance sheet ING Bank N.V.
9.   Information for shareholders








                                  Page 22 of 33
--------------------------------------------------------------------------------

APPENDIX 1.

---------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                           1Q         1Q
                                                         2004       2003         2003        2002        2001         2000
---------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET (EUR x billion)
Total assets                                              830        733          779         716         705          650
Shareholders' equity                                       23         18           21          18          22           25

ASSETS UNDER MANAGEMENT (EUR x billion)                   488        433          463         449         513          503

MARKET CAPITALISATION (EUR x billion)                      38         21           39          32          57           83

OPERATING INCOME (EUR x million)
Insurance operations                                   14,062     13,777       53,233      59,449      55,274       34,521
Banking operations                                      3,267      2,891       11,680      11,201      11,111       11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                    1,142      1,189        4,897       5,203       5,583        5,023
Banking operations                                      2,119      1,970        8,184       8,298       8,186        8,273

ADDITIONS TO THE PROVISION FOR LOAN/INVESTMENT
LOSSES (EUR x million)                                    146        428        1,288       2,099         907          400

PROFIT (EUR x million)
Insurance operations                                      789        612        3,486       3,170       2,792        2,307
Banking operations                                      1,011        596        2,371       1,468       2,170        2,605
                                                      -------    -------      -------     -------     -------       ------
Operating profit before tax                             1,800      1,208        5,857       4,638       4,962        4,912

Operating net profit                                    1,191        902        4,053       3,433       3,539        3,388
Capital gains/neg. value adjustment shares                 11       -735          -10         820         713          620
Non-operating net profit                                                         ____         247         325        7,976
                                                                              -------     -------     -------       ------
Net profit                                              1,202        167        4,043       4,500       4,577       11,984
Distributable net profit                                1,202        167        4,043       4,253       4,252        4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                     0.57       0.46         2.00        1.77        1.83         1.76
Net profit                                               0.57       0.08         2.00        2.32        2.37         6.27
Distributable net profit                                 0.57       0.08         2.00        2.20        2.20         2.56
Dividend                                                                         0.97        0.97        0.97         1.13
Shareholders' equity                                    10.82       8.79        10.08        9.14       11.03        13.04

RATIOS (in %)
ING Group
   Operating return on equity (ROE)                      21.8       20.4         21.5        17.4        15.3         10.3
   Operating net profit growth                             32         -3           18          -3           4           27
   Dividend pay-out ratio                                                        48.5        44.1        44.1         43.9
Insurance operations
   Combined ratio                                          89         97           98         102         103          104
   Capital coverage ratio                                 184        158          180         169         180          235
Banking operations
   BIS ratio ING Bank                                   11.23      10.78        11.34       10.98       10.57        10.75
   Tier-1 ratio ING Bank                                 7.52       7.27         7.59        7.31        7.03         7.22
   Cost/income ratio                                     64.9       68.1         70.1        74.1        73.7         73.2

EMPLOYEES (average number)                            113,100    115,600      115,200     113,060     112,000       92,650
---------------------------------------------------------------------------------------------------------------------------

                                  Page 23 of 33
--------------------------------------------------------------------------------

APPENDIX 2.

----------------------------------------------------------------------------------------------------------------------
2. CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                           INSURANCE                BANKING                 TOTAL*           % CHANGE
                                           OPERATIONS             OPERATIONS
                                            1Q          1Q          1Q         1Q          1Q          1Q
in EUR x million                          2004        2003        2004       2003        2004        2003
----------------------------------------------------------------------------------------------------------------------
Premium income                          11,366      10,980                             11,366      10,980         3.5
Income from investments of the
insurance operations                     2,249       2,273                              2,198       2,246        -2.1
Interest result banking operations                               2,163      1,969       2,181       1,985         9.9
Commission                                 301         326         710        597       1,011         923         9.5
Other income                               146         198         394        325         540         523         3.3
                                           ---         ---         ---        ---         ---         ---
TOTAL OPERATING INCOME                  14,062      13,777       3,267      2,891      17,296      16,657         3.8

Underwriting expenditure                11,837      11,600                             11,837      11,600         2.0
Other interest expenses                    285         273                                252         262        -3.8
Operating expenses                       1,142       1,189       2,119      1,970       3,261       3,159         3.2
Additions to the provision for
loan losses/investment losses                9         103         137        325         146         428       -65.9
                                             -         ---         ---        ---         ---         ---
TOTAL OPERATING EXPENDITURE             13,273      13,165       2,256      2,295      15,496      15,449         0.3

OPERATING PROFIT BEFORE TAX                789         612       1,011        596       1,800       1,208        49.0
Taxation                                   230          89         302        145         532         234       127.4
Third-party interests                       25          19          52         53          77          72         6.9
                                            --          --          --         --          --          --
OPERATING NET PROFIT                       534         504         657        398       1,191         902        32.0

OPERATING NET PROFIT                       534         504         657        398       1,191         902        32.0
Capital gains/negative. value
adjustment shares                           11        -613                   -122          11        -735
                                            --        ----                   ----          --        ----

NET PROFIT                                 545        -109         657        276       1,202         167       619.8
----------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

                                  Page 24 of 33
--------------------------------------------------------------------------------

APPENDIX 3.

-----------------------------------------------------------------------------------------
3.1  CONSOLIDATED BALANCE SHEET ING GROEP N.V.

in EUR x million                           31 MARCH 2004   31 December 2003     % change
-----------------------------------------------------------------------------------------
ASSETS

Tangible fixed assets                              1,286              1,311         -1.9
Participating interests                            3,768              3,167         19.0
Investments                                      368,301            335,003          9.9
Lending                                          301,367            292,556          3.0
Banks                                             63,747             61,060          4.4
Cash                                               8,708             11,738        -25.8
Other assets                                      61,246             53,473         14.5
Accrued assets                                    21,542             20,463          5.3
                                                 -------            -------

TOTAL                                            829,965            778,771          6.6

EQUITY AND LIABILITIES

Shareholders' equity                              22,883             21,331          7.3
Preference shares of Group companies               1,839              1,783          3.1
Third-party interests                              1,607              1,730         -7.1
                                                 -------            -------

Group equity                                      26,329             24,844          6.0
Subordinated loan                                  3,312              3,252          1.8
                                                 -------            -------

Group capital base                                29,641             28,096          5.5

General provisions                                 2,900              2,740          5.8
Insurance provisions                             208,101            198,035          5.1
Funds entrusted to and debt securities of
the banking operations                           401,761            377,824          6.3
Banks                                            114,648            102,115         12.3
Other liabilities                                 65,812             61,123          7.6
Accrued liabilities                                7,102              8,838        -19.6
                                                 -------            -------

TOTAL                                            829,965            778,771          6.6
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
3.2  CHANGES IN SHAREHOLDERS' EQUITY

In EUR million
-----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2003 / 2002                  21,331       18,254

Net profit                                                            1,202        4,043
Revaluations (after tax)                                                330          335
Realised capital gains transferred to P&L account                                     10
Write-off of goodwill                                                    -9         -145
Exchange rate differences                                               118       -1,196
Issue of shares                                                                      925
Changes in ING Groep N.V. shares held by Group companies                  4           50
Dividend paid                                                                       -943
Other                                                                   -93           -2
                                                                     ------       ------

SHAREHOLDERS' EQUITY AS PER 31 MARCH 2004 / 31 DECEMBER 2003         22,883       21,331
-----------------------------------------------------------------------------------------

                                  Page 25 of 33
--------------------------------------------------------------------------------

APPENDIX 4.

--------------------------------------------------------------------------------
4.1       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 1Q        1Q*
in EUR x million                                               2004       2003
--------------------------------------------------------------------------------

Net cash flow from operating activities                      23,237     20,658

Investments and advances:
- participating interests                                      -271       -208
- investments in shares and property                         -1,747     -1,365
- investments in fixed-interest securities                  -90,076    -87,357
- other investments                                             -99        -89
Disposals and redemptions:
- participating interests                                       199
- investments in shares and property                          1,636      1,373
- investments in fixed-interest securities                   65,256     69,988
- other investments                                               9         17
Net investment for risk of policyholders                     -2,300       -960
                                                             ------       ----
Net cash flow from investing activities                     -27,393    -18,601

Subordinated loans of Group companies                           600       -171
Bonds, loans taken up and deposits by reinsurers                 55        -87
Private placements of ordinary shares                             8         11
Changes in shares ING Groep N.V.                                  0        -16
                                                                  -        ---
Net cash flow from financing activities                         663       -263

Net cash flow                                                -3,493      1,794
Cash at beginning of year                                     7,338      7,830
Exchange rate differences                                       278       -185
                                                                ---       ----
CASH AT END OF PERIOD                                         4,123      9,439
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In this summary, cash comprises the following items:

Short-dated government paper                                 8,531        6,389
Banks, available on demand                                 -13,116       -6,487
Cash and bank balances and call money of the insurance
operations                                                   8,708        9,537

CASH AT END OF PERIOD                                        4,123        9,439
--------------------------------------------------------------------------------
* Restated

                                  Page 26 of 33
--------------------------------------------------------------------------------

APPENDIX 5. ADDITIONAL INFORMATION

--------------------------------------------------------------------------------
   5.1 QUARTERLY RESULTS
                                      1Q        4Q        3Q        2Q        1Q
   in EUR x million                 2004      2003      2003      2003      2003
--------------------------------------------------------------------------------

   Life                              562       762       569       702       445
   Non-life                          227       248       211       382       167
                                     ---       ---       ---       ---       ---
   Total insurance operations        789     1,010       780     1,084       612
   Total banking operations        1,011       522       639       614       596
                                   -----       ---       ---       ---       ---
   OPERATING PROFIT BEFORE TAX     1,800     1,532     1,419     1,698     1,208

   OPERATING NET PROFIT            1,191     1,041       944     1,166       902
   of which:
   Insurance operations              534       698       545       761       504
   Banking operations                657       343       399       405       398

   OPERATING NET PROFIT
   PER ORDINARY SHARE               0.57      0.50      0.46      0.58      0.46
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    5.2  RESULTS BEFORE TAX BY EXECUTIVE CENTRE
                                      1Q          1Q           %      % organic*
   in EUR x million                 2004        2003      change          change
--------------------------------------------------------------------------------
   ING Group                       1,800       1,208        49.0            50.2
   - EC Europe                     1,465       1,044        40.3            41.3
   - EC Americas                     343         232        47.8            70.6
   - EC Asia/Pacific                 124          74        67.6            74.6
   - Other                          -132        -142        n.a.
--------------------------------------------------------------------------------
* Organic = excluding currency rate differences and acquisitions/divestments


--------------------------------------------------------------------------------
5.3 GEOGRAPHICAL BREAKDOWN OF GROUP OPERATING INCOME AND OPERATING PROFIT BEFORE TAX
                              OPERATING INCOME*      OPERATING PROFIT BEFORE TAX
                             1Q        1Q         %       1Q       1Q          %
in EUR x million           2004      2003    change     2004     2003     change
--------------------------------------------------------------------------------
The Netherlands           4,848     4,769       1.7      784      693       13.1
Belgium                   1,411     1,431      -1.4      319      212       50.5
Rest of Europe            1,266     1,116      13.4      194       12       n.a.
North America             6,536     6,363       2.7      385      186      107.0
Latin America**             700       833     -16.0       91      104      -12.5
Asia                      1,924     1,709      12.6       35       67      -47.8
Australia                   503       398      26.4       75       38       97.4
Other                       278       268       3.7      -83     -104       n.a.
                            ---       ---                ---     ----
                         17,466    16,887       3.4    1,800    1,208       49.0
Income between areas       -170      -230      n.a.
                           ----      ----
TOTAL                    17,296    16,657       3.8    1,800    1,208       49.0
--------------------------------------------------------------------------------
 * After eliminations.
** Latin America = South America, including Mexico.

                                  Page 27 of 33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.4       SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE
                                                1Q                  1Q         %
   in EUR x million                           2004                2003    change
--------------------------------------------------------------------------------
   Life insurance                               61                  51      19.6
   Non-life insurance                            3                   3
                                                 -                   -
   Total before taxation                        64                  54      18.5
   Taxation/third parties                       27                  20      35.0
                                                --                  --
   NET                                          37                  34       8.8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   5.5  BANK LENDING

   in EUR x billion                  31 MARCH 2004    31 December 2003  % change
--------------------------------------------------------------------------------
   - Public authorities                       16.0                14.9       7.4
   - Other corporate                         163.1               160.7       1.5
                                             -----               -----
   Total corporate                           179.1               175.6       2.0

   - Mortgages                               109.3               104.2       4.9
   - Other personal                           17.7                17.4       1.7
                                              ----                ----
   Total personal                            127.0               121.6       4.4

   Provisions for bank lending                -4.7                -4.6

   TOTAL BANK LENDING                        301.4               292.6       3.0
--------------------------------------------------------------------------------

5.6  ASSETS UNDER MANAGEMENT BY ASSET CLASS

[TWO PIE CHARTS]

31 March 2004

Equity  Fixed income    Real Estate     Cash
  34%       53%             6%            7%

31 December 2003

Equity  Fixed income    Real Estate     Cash
  35%       51%             6%            8%

--------------------------------------------------------------------------------
   5.7 ASSETS UNDER MANAGEMENT BY EXECUTIVE CENTRE

   in EUR x billion                  31 MARCH 2004    31 December 2003  % change
--------------------------------------------------------------------------------
   EC Europe                                 262.5               252.6       3.9
   EC Americas                               174.7               167.0       4.6
   EC Asia/Pacific                            50.6                43.1      17.4
                                              ----                ----

   Total                                     487.8               462.7       5.4
--------------------------------------------------------------------------------

                                  Page 28 of 33
--------------------------------------------------------------------------------

APPENDIX 6.

6.1 NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in the first quarter of 2004 was EUR 157 million. This compares to EUR 110 million for one quarter of the 2003 new business value (the 2003 premiums and new business values are one quarter of the full year's values). The increase is primarily due to higher sales, a more profitable product mix, and higher pricing.

In the first quarter of 2004 ING invested EUR 462 million to write new life insurance business. The overall rate of return expected on this investment is 11.7%. This compares to an overall return of 10.9% for 2003. The expected internal rate of return in developing markets is 14.0%.

The value of new business for the first quarter of 2004 is calculated using assumptions that are consistent with those used in the year-end 2003 calculations. The IRRs in the tables below have been adjusted to be consistent with the 7.5% discount rate in the Netherlands.

--------------------------------------------------------------------------------------------------------------------
   6.2  BUSINESS PRODUCTION AND VALUE BY REGION
                      NEW PRODUCTION 1Q 2004                        1/4 NEW PRODUCTION 2003
                                               Value of                                        Value of
                         Annual      Single         New          IRR     Annual      Single         New         IRR
In EUR million          premium     Premium    Business         In %    Premium     Premium    Business        in %
--------------------------------------------------------------------------------------------------------------------
Netherlands                36.2       280.2        17.4         12.4       40.1       304.9         2.6         8.0
Belgium                     6.5       277.1        13.5         34.9        7.2       318.4         9.7        23.7
Rest of Europe             47.9       161.8        12.3         13.4       37.8       155.2        11.1        14.4
Americas                  484.6     4,559.9        42.1          9.7      408.1     3,655.5        23.6         9.0
Asia                      280.2       417.4        70.0         14.5      237.5       246.9        61.1        15.0
Australia                  19.2       188.4         2.0          9.6        8.8       150.3         1.9        11.0
Total                     874.6     5,884.8       157.3         11.7      739.5     4,831.2       110.0        10.9
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS* BY REGION
                      NEW PRODUCTION 1Q 2004                        1/4 NEW PRODUCTION 2003
                                               Value of                                        Value of
                         Annual      Single         New          IRR     Annual      Single         New         IRR
In EUR million          premium     Premium    Business         In %    Premium     Premium    Business        in %
--------------------------------------------------------------------------------------------------------------------
Europe                     35.0         3.1         5.1         11.0       26.8        13.2         6.1        13.9
Americas                   45.6        29.4         4.3         11.3       12.4        19.3        -1.6         4.8
Asia                      178.4        83.7        47.0         14.6      170.2        35.6        50.9        16.9
Total                     259.0       116.2        56.4         14.0      209.4        68.1        55.4        15.3
--------------------------------------------------------------------------------------------------------------------

*   The countries included as developing markets are:
    Americas: Argentina, Chile, Mexico, Peru;
    Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan;
    Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia

                                  Page 29 of 33
--------------------------------------------------------------------------------

APPENDIX 7.

--------------------------------------------------------------------------------
   7.1 CONSOLIDATED BALANCE SHEET ING VERZEKERINGEN N.V.

   in EUR x million           31 MARCH 2004       31 December 2003      % change
--------------------------------------------------------------------------------

   ASSETS

   Tangible fixed assets                320                    315           1.6
   Participating interests            2,743                  2,587           6.0
   Investments                      226,312                215,231           5.1
   Cash                               1,493                  1,848         -19.2
   Other assets                       8,534                  7,935           7.5
   Accrued assets                    13,693                 12,668           8.1
                                    -------                -------

   TOTAL                            253,095                240,584           5.2

   EQUITY AND LIABILITIES

   Shareholders' equity              12,810                 12,011           6.7
   Third-party interests              1,119                  1,187          -5.7
   Subordinated loans                 2,659                  2,647           0.5
                                    -------                 ------

   Group equity                      16,588                 15,845           4.7

   General provisions                 1,825                  1,665           9.6
   Insurance provisions             208,101                198,035           5.1
   Other liabilities                 25,398                 23,973           5.9
   Accrued liabilities                1,183                  1,066          11.0
                                    -------                -------

   TOTAL                            253,095                240,584           5.2
--------------------------------------------------------------------------------

                                  Page 30 of 33
--------------------------------------------------------------------------------

APPENDIX 8.

-------------------------------------------------------------------------------------------
8.1  CONSOLIDATED BALANCE SHEET ING BANK N.V.*

in EUR x million                               31 MARCH 2004   31 December 2003   % change
-------------------------------------------------------------------------------------------
ASSETS

Cash                                                   7,482             10,135      -26.2
Short-dated government paper                           8,531              6,521       30.8
Banks                                                 63,747             61,060        4.4
Loans and advances                                   302,732            293,987        3.0
Interest-bearing securities                          165,998            140,032       18.5
Shares                                                 9,973              8,882       12.3
Other participating interests                          1,991              1,613       23.4
Property and equipment                                 5,794              5,720        1.3
Other assets                                           4,625              4,581        1.0
Accrued assets                                         9,432              9,063        4.1
                                                       -----              -----

TOTAL                                                580,305            541,594        7.1

EQUITY AND LIABILITIES

Banks                                                114,649            102,115       12.3
Funds entrusted                                      332,789            307,793        8.1
Debt securities                                       71,408             72,372       -1.3
Other liabilities                                     19,977             17,400       14.8
Accrued liabilities                                    7,110              8,815      -19.3
General provisions                                     1,405              1,412       -0.5
                                                       -----              -----
                                                     547,338            509,907        7.3

Fund for general banking risks                         1,304              1,281        1.8
Subordinated liabilities                              15,189             14,516        4.6

Shareholders' equity                                  15,497             14,868        4.2
Third-party interests                                    499                553       -9.8
Capital and reserves of Stichting Regio Bank             478                469        1.9
                                                         ---                ---
Group equity                                          16,474             15,890        3.7

Group capital base                                    32,967             31,687        4.0
                                                      ------             ------

TOTAL                                                580,305            541,594        7.1
-------------------------------------------------------------------------------------------

* The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.'s Annual Accounts 2003.


                                  Page 31 of 33
--------------------------------------------------------------------------------

APPENDIX 9. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first three months 2004, was 2,087.7 million (1,964.1 million for the first three months 2003). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of March 2004 was 2,115.9 million (including 28.0 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR 1.20 nominal value outstanding at the end of March 2004 was 87.1 million. The dividend percentage for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. The dividend will amount to EUR 0.1582 per year until 1 January 2014. The dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of March 2004 was 17.2 million.

In the first three months of 2004, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 667.1 million (purchases and sales). The highest closing price was EUR 21.20, the lowest EUR 16.73; the closing price at the end of March 2004 was EUR 17.88.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and and Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings were confirmed in 2003 and have a stable outlook.

IMPORTANT DATES IN 2004*
5 August 2004:    publication results first six months 2004
4 November 2004:  publication results first nine months 2004

* All dates shown are provisional.


                                  Page 32 of 33
--------------------------------------------------------------------------------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ING Groep N.V.
                          (Registrant)



                          By: /s/H. van Barneveld
                              -------------------

                                   H. van Barneveld
                                   General Manager Corporate Control & Finance



                           By: /s/C.F. Drabbe
                               --------------

                                   C.F. Drabbe
                                   Assistant General Counsel





Dated: May 13, 2004

                                  Page 33 of 33
--------------------------------------------------------------------------------